Exhibit 99.1

Westport Fuel Systems Announces Supply Agreement with Honda Turkey

~ BRC LPG systems to be fully integrated into the new Honda Civic ECO ~

VANCOUVER, Sept. 27, 2016 /CNW/ - Westport Fuel Systems Inc. ("Westport Fuel Systems") (TSX:WPT / Nasdaq:WPRT) today announced the signing of a new multi-year agreement between a distributor of Westport Fuel Systems and Honda Turkey to supply liquefied petroleum gas ("LPG") systems for the new Civic ECO model that will be launched in October 2016. The new Civic ECO will be fully integrated inside the Honda Turkey factory through a delayed original equipment manufacturer ("DOEM") business model using BRC Gas Equipment's ("BRC") Sequent Plug & Drive LPG system, a gaseous, fully sequential, port injection system. The Sequent Plug & Drive system is one of the most successful LPG injection systems produced by BRC and sold to several other DOEM and OEM customers worldwide.

Since 2011 Honda has offered its customers in Turkey LPG after-market conversions for the Civic Sedan model through the BRC Turkey dealer network. Due to the high demand and popularity, Honda began converting the Civic Sedan LPG version through a DOEM business model in 2015, locally supported by 2A Mühendislik A.Ş. ("2A"), an LPG system distributor in Turkey.

"BRC has become one of the key players in the LPG automotive conversion market in Turkey given their product's reliability and driveability," stated Can Eroskay, Assistant General Manager Customer Service, Honda Turkey. "Following on the success of the Civic Sedan LPG version, we believe the new Civic ECO will have strong demand from customers who seek the environmental benefits of LPG vehicles, without compromising the performance and quality that Honda brings."

"Honda has been at the forefront of the alternative fuel vehicle market in Turkey," said Marco Seimandi, Sales & Marketing Director, Automotive Division, Westport Fuel Systems. "Their commitment to use BRC's LPG system on the Civic ECO combined with support from 2A will enable us to increase our share in this fast growing market."

According to the Local Chambers of Engineers in Turkey and Westport Fuel Systems' analysis, Turkey has over 4 million vehicles running on LPG or 27% of the total vehicle population as at the end of 2015, which makes it the largest population of LPG vehicles in Europe. Turkey also has more than 2,400 LPG fueling stations.

BRC Gas Equipment is a well-established brand owned by Westport Fuel Systems Inc. with sole distributors in more than 70 countries and an extensive network of installation centres. Based in in Cherasco, Italy, BRC Gas Equipment develops, manufactures and markets components and systems for converting vehicles from petrol to LPG and compressed natural gas.

About Westport Fuel Systems
Westport Fuel Systems engineers, manufactures and supplies the world's most advanced alternative fuel systems and components. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. Our innovative and cost-effective solutions maintain performance while improving efficiency and reducing emissions. Offering a variety of leading brands for transportation and industrial applications, we serve customers in over 70 countries, including some of the world's largest and fastest growing markets. To learn more about our business, visit wfsinc.com.

This press release contains forward-looking statements, including statements regarding the timing for and availability of the LPG system for the Civic ECO model, emissions reductions, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, intentions of partners and potential customers, the performance and competitiveness of Westport Fuel Systems' products and expansion of product coverage, future market opportunities and timing of future agreements as well as Westport Fuel Systems management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our industry and products, the general economy, governmental policies and regulation, technology innovations, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Fuel Systems Inc.

%CIK: 0001370416

For further information: Inquiries: Caroline Sawamoto, Manager, Investor Relations & Communications, Westport Fuel Systems, T: +1 604-718-2046, invest@westport.com

CO: Westport Fuel Systems Inc.

CNW 08:00e 27-SEP-16